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April 15, 2011

VIA EDGAR AND FACSIMILE (202) 772-9203

Mr. Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
Mail Stop 0303
100 “F” Street, N.E.
Washington, D.C. 20549-3628

Re:	Cardiogenesis Corporation
Schedule TO
Filed April 5, 2011 by CL Falcon, Inc. and CryoLife, Inc.
File No. 005-48997

Dear Mr. Duchovny:

On behalf of our clients, CryoLife, Inc. and CL Falcon, Inc. (the “Bidders”), we are submitting this letter in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated April 8, 2011 (the “Comment Letter”) with respect to above referenced Schedule TO (the “Schedule TO”).  For the convenience of the Staff, each of the Staff’s comments is restated in italics prior to the response to such comment.  Additionally, the Bidders are simultaneously filing Amendment No. 2 to the Schedule TO in response to the Comment Letter.

Offer to Purchase

The Transaction – Minimum Purchase Condition, page 10

1.
We note the disclosure here and elsewhere regarding the bidders’ discretion to convert what is currently an offer to purchase all outstanding shares of Cardiogenesis common stock into an offer to purchase a lesser number of shares of Cardiogenesis common stock that would, following the purchase of shares in the reduced offer, result in the bidders owning 49.9% of the then outstanding shares of Cardiogenesis common stock. The disclosure also indicates that the bidders would purchase that reduced number of shares on a pro rata basis based on the shares actually deposited in the offer. Please note that such an election constitutes a decrease in the percentage of the shares of Cardiogenesis common stock sought and requires that the tender offer remain open at least ten business days from the date that notice of such decrease is first published, sent or given to security holders. Please refer to Exchange Act Rule 14e-1(b). Please also note that if, following the date such notice if first published, sent or given to holders, more shares are tendered than the reduced purchase amount, the bidders may not purchase shares in excess of the reduced purchase amount without further complying with the requirements of Rule 14e-1(b). Please confirm your understanding and revise your disclosure accordingly.

Mr. Daniel F. Duchovny
April 15, 2011

Response:

We have amended the Schedule TO to reflect a change to the terms of the Offer such that the bidders are only seeking in the Offer, and will only accept in the Offer, shares constituting 49.9% of the outstanding Cardiogenesis common stock.  As amended, the Offer no longer provides for the possibility of accepting more than 49.9% of the shares.  Although the Bidders’ desire to acquire 100% of Cardiogenesis’ outstanding common stock has not changed, the Bidders intend to acquire the remaining 50.1% in a follow-on merger. To the extent that the Offer is oversubscribed above the 49.9% level, each shareholder tendering shares will have his/her shares reduced pro rata, as described in the Schedule TO.  We announced this change to the Offer on April 15, 2011, and the Bidders will hold the Offer open for at least ten business dates beginning on that date.  On behalf of the Bidders, we hereby acknowledge that in the event in excess of 49.9% of the outstanding Cardiogenesis shares are tendered in the Offer, if Bidders desire to accept any shares above 49.9%, they will be required to further comply with the provisions of Rule 14e-1(b) in order to do so.

The Transaction – Exchange of Shares, page 12

2.
Please revise the language in this section that states that you will return unpurchased securities “as soon as practicable” after the expiration or termination of the offer to state that you will make such returns “promptly” as required by Rule 14e-1(b).

Response:

We have revised this disclosure, in the amended Schedule TO, to say “promptly.”

The Transaction – Withdrawal Rights, page 13

3.	Please revise to disclose the withdrawal rights described in Section 14(d)(5) of the Exchange Act.

Response:

We have amended the Schedule TO, to disclose the Section 14(d)(5) withdrawal rights.

Attached is a letter signed by Jeffrey Burris, General Counsel of CryoLife, providing certain acknowledgements on behalf of the bidders.

Mr. Daniel F. Duchovny
April 15, 2011

If you have any questions, please do not hesitate to contact me at (404) 873-8706.

Very truly yours,

ARNALL GOLDEN GREGORY LLP

/s/ B. Joseph Alley, Jr.
B. Joseph Alley, Jr.

cc:            Jeffrey W. Burris, Esq.
         Michael A. Hedge, Esq.
     Robert F. Dow, Esq.

Enclosure:        Amendment No. 2 to Schedule TO

[CRYOLIFE LETTERHEAD]

April 15, 2011

On behalf of CryoLife, Inc. and CL Falcon, Inc., each a “bidder,” I acknowledge that (a) the bidder is responsible for the adequacy and accuracy of the disclosure in the filings, (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (c) the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CRYOLIFE, INC.

By:	/s/ Jeffrey W. Burris
Name:	Jeffrey W. Burris
Title:	Vice President and General Counsel
Date:	April 15, 2011

CL FALCON, INC.

By:	/s/ Jeffrey W. Burris
Name:	Jeffrey W. Burris
Title:	Assistant Secretary
Date:	April 15, 2011